Exhibit 99.1

EQUOS announces two new strategic liquidity providers

April 27, 2021, Singapore: Diginex Limited (Nasdaq: EQOS), a digital assets financial services company, announced today that it has entered into strategic partnerships with algorithmic trading firm Kronos Research, and institutional liquidity provider Parallel.

As part of the partnerships, both Kronos and Parallel will serve as liquidity providers on EQUOS, the cryptocurrency exchange platform of Diginex, and become shareholders in Diginex. Fees paid by both partners will also secure them EQO, the unique exchange token of EQUOS.

The addition of Kronos and Parallel as liquidity providers, follows an announcement made earlier this year, that Diginex had entered into an agreement with GSR to become a liquidity provider for EQUOS, and a shareholder of Diginex.

Richard Byworth, CEO at Diginex, said: “From the outset, we designed EQUOS to be transparent and fair. We do not market make on our own exchange and as such, it is very important to have long term partners to provide liquidity. Today’s announcement is a part of a continuing focus around increasing the depth of markets and broad liquidity that provides EQUOS users with best execution pricing.”

Earlier this month, EQUOS announced record total volumes of over US$1 billion in April month to date, with average daily volumes during the period increasing over three times compared to average daily volumes in the prior month. Volumes have been driven by the launch of EQO and a significant increase in participation by a number of institutional clients. Parallel has played an important role in fuelling EQUOS’ recent volume growth.

Timothy Tam, CEO of Parallel - one of the fastest growing liquidity providers in crypto, said: “We only partner with a few select companies in the crypto ecosystem and Diginex’s strong corporate governance as a Nasdaq listed entity, institutional-grade custody and state of the art exchange made it a natural choice. We are proud to be a strategic partner of Diginex and look forward to being a significant contributor to EQUOS’ exponential growth.”

Parallel and Kronos will provide liquidity on all markets on EQUOS, including recently launched BTC and ETH Perpetual Futures contracts, as well as supporting future listings.

Jack Tan, co-CEO at Kronos Research, added: “We are delighted to partner with EQUOS and become a shareholder in Diginex. Both our missions align seamlessly. Our robust trading and research infrastructure which includes the Wootrade network can support the EQUOS focus on transparency and innovation. This means together we will be able to provide superior liquidity so investors can achieve their goals.”

Contact Information:

Press Contact:

Heather Dale

heather.dale@diginex.com

Investor Relations Contacts:

Ross Dunwoody or Christian Arnell

ir@diginex.com

Gateway Investor Relations:

Matt Glover or Charlie Schumacher

Diginex@gatewayir.com

About Diginex

Diginex is a digital assets financial services company focused on delivering a cryptocurrency and digital assets ecosystem offering innovative product and services that are compliant, fair and trusted. The group encompasses cryptocurrency exchange EQUOS.io as well as an over-the-counter trading platform. It also offers a front-to-back integrated trading platform, Diginex Access, a securitisation advisory service, Diginex Capital, market leading hot and cold custodian Digivault and funds business Bletchley Park.

For more information visit: https://www.diginex.com/

Follow Diginex on social media on Twitter @DiginexGlobal, on Facebook @DiginexGlobal, and on LinkedIn.

About Kronos Research

Kronos Research is one of the largest quantitative trading firms in the cryptocurrency industry by volume, generating over $5 billion per day across global exchanges. Kronos delivers superior trading performance and liquidity through our advanced trading infrastructure and deep quantitative research capabilities. In 2019, Kronos Research incubated Wootrade, a liquidity aggregation and trading platform that connects to over 15 institutions, as well as decentralized finance and retail trading platforms.

About Parallel

Parallel is the fastest growing liquidity provider in crypto. Its proprietary liquidity provision technology allows users to buy and sell crypto at the market’s true best price and powers 1% of global crypto trading volume. Parallel’s technology currently trades US$2 billion a day and executes over 3 million individual trades a month, fully automated. To learn more about Parallel email contact@parallelcapital.co

This press release is provided by Diginex Limited (“Diginex”) for information purposes only, is a summary only of certain key facts and plans of Diginex and includes forward -looking statements that involve risks and uncertainties. Without limitation, the press release does not constitute an offer or solicitation in relation to any securities or other regulated products or services or to make use of any services provided by Diginex, and neither this press release nor anything contained in it will form the basis of any contract or commitment whatsoever. The contents of this press release have not been reviewed by any regulatory authority in any jurisdictions. Forward looking statements are statements that are not historical facts and are subject to risks and uncertainties, which could cause actual results or outcomes to differ materially from the forward-looking statements. Most of these factors are outside of Diginex’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to the ability to achieve the anticipated benefits of the strategic partnerships; the ability of Diginex to grow and manage growth profitably; Diginex’s limited operating history and history of net losses; Diginex’s ability to execute its business plan; the inability to maintain the listing of Diginex’s shares on Nasdaq; Diginex’s estimates of the size of the markets for its products; the rate and degree of market acceptance of Diginex’s products; Diginex’s ability to identify and integrate acquisitions; potential litigation involving Diginex or the validity or enforceability of Diginex’s intellectual property; general economic and market conditions impacting demand for Diginex’s products and services; and such other risks and uncertainties indicated in Diginex’s Shell Company Report on Form 20-F, including those under “Risk Factors” therein, and in Diginex’s other filings with the SEC, which are available on the SEC’s website at www.sec.gov.

In addition, any forward-looking statements contained in this press release are based on assumptions that Diginex believes to be reasonable as of this date. Diginex undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Other than those of Diginex, all names, trademarks and logos in this press release and used in the materials herein belong to their respective owners. Nothing contained on this press release should be construed as granting, by implication, estoppel, or otherwise, any right or license to use any third-party names, trademarks, or logos displayed on the press release without the written permission of such third parties. Copyright (c) Diginex 2021.